United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARRIVED STR 2, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-1716225
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

www.arrived.com

(Issuer’s website)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of Arrived STR 2, LLC (the “Company”), Arrived Fund Manager, LLC (the “manager”), each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in our latest Offering Circular filed by the Company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived STR 2, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making.

Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in January 2023, our company has been engaged primarily in acquiring properties for its series offerings, and developing the financial, offering and other materials to facilitate fundraising. As of June 30, 2026, our company has acquired 12 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 13 in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

The manager has sole discretion in determining what distributions of free cash flow, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impact the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

During the six months ended June 30, 2026 and 2025, distributions to investors were made by 9 and 11 series, respectively, totaling $128,238 and $139,341, respectively. For further details, please see Note 8, Members’ Equity (Deficit) – Distributions in our financial statements.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Rental Income

Revenues are generated at the series level and are derived from leases on the series property. Rental income increased from $490,172 for the six months ended June 30, 2025 to $599,345 for the six months ended June 30, 2026. This increase was primarily attributable to higher rental income at the Arrived Series Byers property, which benefited from a second closing of its offering during the six months ended June 30, 2025, rather than from the acquisition of additional properties. The Arrived Series Vita property, which was sold on June 29, 2026, did not generate rental income during either period. All revenues generated during the six months ended June 30, 2026 and 2025 are listed in the table below:

REVENUE

Series	June 30, 2026	June 30, 2025
Alta	$33,033	$33,610
Beatbox	61,107	54,284
Byers	131,524	47,407
Coquina	44,981	37,283
Knoll	42,312	46,941
Pinkshell	51,956	43,911
Preciosa	53,516	52,540
Sandbar	47,544	42,385
Seafoam	37,903	37,979
Solano	37,329	39,766
Tiara	58,140	54,067
Vita	-	-
	$599,345	$490,172

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2026 and 2025. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses. Total operating expenses increased from $698,006 for the six months ended June 30, 2025 to $822,937 for the six months ended June 30, 2026. This increase was primarily driven by higher host channel booking fees and higher related-party management fees, both of which scale with rental revenue and are consistent with the increase in rental income during the period, particularly at the Arrived Series Byers property, together with a smaller increase in property taxes. The following table summarizes the total operating expenses by series for the six months ended June 30, 2026 and 2025:

OPERATIONAL EXPENSES

	June 30, 2026			June 30, 2025
Series	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Alta	$45,642	$31,601	$77,243	$30,383	$31,601	$61,984
Beatbox	43,439	22,134	65,573	33,149	22,134	55,283
Byers	72,290	44,218	116,509	26,269	44,137	70,406
Coquina	47,845	19,397	67,242	37,748	18,862	56,610
Knoll	44,455	30,097	74,551	37,455	30,097	67,552
Pinkshell	42,253	14,349	56,601	40,726	14,349	55,075
Preciosa	35,977	25,114	61,091	25,061	25,114	50,175
Sandbar	42,537	21,300	63,837	36,210	21,300	57,511
Seafoam	43,542	21,768	65,310	35,938	21,768	57,706
Solano	39,465	21,378	60,843	47,369	21,379	68,747
Tiara	51,259	18,943	70,201	46,486	18,943	65,429
Vita	37,091	6,845	43,936	24,684	6,845	31,529
	$545,794	$277,143	$822,937	$421,479	$276,527	$698,006

Other Expenses

During the six months ended June 30, 2026 and 2025, certain series incurred interest expenses, including interest on bridge financing, related party, and interest on operational notes payable, related party. Interest expense decreased from $36,941 for the six months ended June 30, 2025 to $31,764 for the six months ended June 30, 2026. This decrease was primarily attributable to lower interest expense on the bridge financing, related party, partially offset by higher interest expense on operational notes, related party, reflecting an increase in the outstanding balance of such notes from $321,400 to $338,600 during the period. In addition, during the six months ended June 30, 2026, Arrived Series Vita recognized a loss on sale of property of $2,898 in connection with the sale of its property on June 29, 2026. As a result, total other expenses decreased from $36,941 for the six months ended June 30, 2025 to $34,662 for the six months ended June 30, 2026. The following table summarizes the total of such expenses incurred by each series during the six months ended June 30, 2026 and 2025.

OTHER EXPENSES

Series Name	June 30, 2026	June 30, 2025
Alta	$3,072	$3,068
Beatbox	250	191
Byers	-	-
Coquina	918	-
Knoll	1,020	255
Pinkshell	1,813	698
Preciosa	-	-
Sandbar	910	240
Seafoam	2,042	653
Solano	-	-
Tiara	729	-
Vita	23,907	31,837
	$34,662	$36,941

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

As discussed in Note 3 to the consolidated financial statements, the Company’s ability to continue as a going concern is dependent upon the ability to generate cash flow from rental activities and/or obtain financing from the manager. Management believes that the continued support of the manager, the planned launch of additional series offerings, and the cash generated from rental operations will provide sufficient liquidity to meet the Company’s obligations. However, there can be no assurance that these plans will be successful.

In addition to funding from the manager, certain series have obtained bridge financing and operational notes from a related party, Arrived Short Term Notes, LLC, as described in Note 6, Bridge Financing, Related Party, and Note 7, Operational Notes Payable, Related Party. As of June 30, 2026, the Company had cash and cash equivalents of $263,477, as compared to $267,097 as of December 31, 2025. As of June 30, 2026, the Company’s material capital commitments consisted primarily of $775,730 in outstanding bridge financing, related party, and $338,600 in outstanding operational notes, related party. The bridge financing was repaid in full in July 2026 using the net proceeds from the sale of the Arrived Series Vita property and capital contributions from the manager. The Company anticipates satisfying the operational notes from rental cash flows and/or refinancing. Net proceeds from the closing of series offerings totaled $0 for the six months ended June 30, 2026, compared to $168,845 for the six months ended June 30, 2025, reflecting the completion of Arrived Series Byers’ second offering closing during the 2025 period, with no series offerings closing during the six months ended June 30, 2026.

Cash and Cash Equivalents

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each series, and receipts and/or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2026 and December 31, 2025:

Cash & Cash Equivalents

Series Name	June 30, 2026	December 31, 2025
Alta	$7,691	$3,236
Beatbox	11,353	4,921
Byers	102,645	121,072
Coquina	9,616	5,009
Knoll	4,764	5,272
Pinkshell	8,958	2,913
Preciosa	27,176	24,199
Sandbar	7,686	5,811
Seafoam	5,084	5,506
Solano	76,295	83,218
Tiara	2,210	5,941
Vita	-	-
	$263,477	$267,097

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years, during which time we will operate the series properties as short-term rental properties. During this period, we intend to distribute any free cash flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage short-term rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained levels of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa
ASSETS
Current assets
Cash	$7,691	$11,353	$102,645	$9,616	$4,764	$8,958	$27,176
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	2,515	2,078	1,380	9,434	2,413	9,495	2,301
Due from (to) Related Party Property Manager	1,445	5,158	23,896	8,071	11,803	14,670	-
Total current assets	11,651	18,588	127,922	27,121	18,980	33,122	29,476
Property and equipment, net	844,254	753,395	623,053	728,926	1,008,606	774,473	856,866
Total assets	$855,905	$771,984	$750,975	$756,047	$1,027,586	$807,595	$886,342

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$6,223	$2,528	$11,462	$6,867	$9,871	$13,832	$2,027
Due from (to) third-party property managers	-	-	-	-	3,762	-	8,774
Due to (from) related party	9,167	11,068	15,357	21,881	14,790	25,242	14,469
Total current liabilities	15,390	13,596	26,818	28,748	28,422	39,073	25,270
Operational notes, related party	102,700	6,000	-	26,300	30,400	58,500	-
Bridge financing, related party	-	-	-	-	-	-	-
Total liabilities	118,090	19,596	26,818	55,048	58,822	97,573	25,270
Members’ equity (deficit)
Members’ capital	962,631	941,648	781,788	866,942	1,214,418	918,423	967,327
Accumulated deficit	(224,817)	(189,261)	(57,632)	(165,943)	(245,654)	(208,401)	(106,254)
Total members’ equity (deficit)	737,814	752,387	724,157	700,999	968,764	710,022	861,073
Total liabilities and members’ equity (deficit)	$855,905	$771,984	$750,975	$756,047	$1,027,586	$807,595	$886,342

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
ASSETS
Current assets
Cash	$7,686	$5,084	$76,295	$2,210	$-	$263,477
Other receivables	-	-	-	300	579,374	579,674
Prepaid expenses	10,170	10,054	2,261	6,270	-	58,371
Due from (to) Related Party Property Manager	13,643	9,042	2,096	19,774	-	109,598
Total current assets	31,499	24,180	80,652	28,554	579,374	1,011,120
Property and equipment, net	813,808	799,450	1,020,919	706,308	-	8,930,059
Total assets	$845,307	$823,631	$1,101,571	$734,863	$579,374	$9,941,180

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$12,089	$13,541	$2,167	$6,100	$84,699	$171,406
Due from (to) third-party property managers	-	-	-	-	-	12,536
Due to (from) related party	24,701	28,615	9,167	22,254	2,262	198,972
Total current liabilities	36,790	42,156	11,334	28,355	86,961	382,913
Operational notes, related party	28,000	60,900	-	25,800	-	338,600
Bridge financing, related party	-	-	-	-	775,730	775,730
Total liabilities	64,790	103,056	11,334	54,155	862,691	1,497,243
Members’ equity (deficit)
Members’ capital	956,636	945,380	1,287,368	847,660	184,299	10,874,520
Accumulated deficit	(176,118)	(224,806)	(197,131)	(166,952)	(467,616)	(2,430,584)
Total members’ equity (deficit)	780,518	720,574	1,090,237	680,708	(283,316)	8,443,937
Total liabilities and members’ equity (deficit)	$845,307	$823,631	$1,101,571	$734,863	$579,374	$9,941,180

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa
ASSETS
Current assets
Cash	$3,236	$4,921	$121,072	$5,009	$5,272	$2,913	$24,199
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	2,692	-	821	977	530	-	-
Due from third-party property managers	12,057	-	-	475	-	-	-
Due from related parties	-	-	10,104	-	-	-	-
Total current assets	17,984	4,921	131,997	6,461	5,802	2,913	24,199
Property and equipment, net	875,855	775,529	667,272	748,322	1,038,703	788,822	881,980
Assets held for sale	-	-	-	-	-	-	-
Total assets	$893,839	$780,450	$799,269	$754,784	$1,044,505	$791,735	$906,179

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	4,440	3,478	12,177	-	3,292	7,858	3,302
Accounts payable	-	1,089	1,450	1,410	120	2,186	-
Due to third-party property managers	-	-	-	-	3,762	-	1,416
Due to related parties	6,954	5,365	-	896	3,908	9,935	8,843
Total current liabilities	11,394	9,932	13,627	2,306	11,082	19,979	13,561
Bridge financing, related party	-	-	-	-	-	-	-
Operational notes, related party	94,600	7,000	-	28,300	31,400	52,000	-
Total liabilities	105,994	16,932	13,627	30,606	42,482	71,979	13,561
Members’ equity
Members’ capital	965,380	948,063	858,289	866,942	1,214,418	921,699	991,298
Accumulated deficit	(177,535)	(184,545)	(72,647)	(142,764)	(212,395)	(201,943)	(98,680)
Total members’ equity	787,845	763,518	785,642	724,178	1,002,023	719,757	892,618
Total liabilities and members’ equity	$893,839	$780,450	$799,269	$754,784	$1,044,505	$791,735	$906,179

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
ASSETS
Current assets
Cash	$5,811	$5,506	$83,218	$5,941	$-	$267,097
Other receivables	-	-	-	300	-	300
Prepaid expenses	1,744	1,731	-	278	-	8,773
Due from third-party property managers	-	-	-	-	-	12,532
Due from related parties	-	-	3,681	-	-	13,785
Total current assets	7,554	7,237	86,899	6,519	-	302,487
Property and equipment, net	835,109	821,219	1,042,297	725,251	-	9,200,358
Assets held for sale	-	-	-	-	621,000	621,000
Total assets	$842,663	$828,456	$1,129,196	$731,770	$621,000	$10,123,845

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	3,738	5,171	3,244	10,328	67,828	124,854
Accounts payable	2,059	1,979	103	670	-	11,065
Due to third-party property managers	-	-	-	-	-	5,178
Due to related parties	10,022	7,284	-	9,067	51,845	114,119
Total current liabilities	15,819	14,434	3,347	20,065	119,673	255,217
Bridge financing, related party	-	-	-	-	775,730	775,730
Operational notes, related party	28,000	62,900	-	17,200	-	321,400
Total liabilities	43,819	77,334	3,347	37,265	895,403	1,352,347
Members’ equity
Members’ capital	957,759	946,479	1,299,466	848,666	125,370	10,943,829
Accumulated deficit	(158,914)	(195,357)	(173,616)	(154,162)	(399,773)	(2,172,330)
Total members’ equity	798,844	751,122	1,125,850	694,505	(274,403)	8,771,499
Total liabilities and members’ equity	$842,663	$828,456	$1,129,196	$731,770	$621,000	$10,123,845

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa

Rental income	$33,033	$61,107	$131,524	$44,981	$42,312	$51,956	$53,516

Operating expenses
Depreciation	31,601	22,134	44,218	19,397	30,097	14,349	25,114
Insurance	1,891	1,586	7,921	6,870	2,617	6,574	1,481
Management fees	4,515	-	-	-	-	-	7,736
Management fees, related party	2,877	15,277	32,947	10,905	10,518	12,739	2,676
Repairs & maintenance	8,622	4,981	6,341	3,260	10,826	4,361	9,135
Property taxes	2,399	4,131	1,387	11,708	10,276	6,444	1,502
Other operating expenses	25,338	17,464	23,694	15,101	10,217	12,135	13,447
Total operating expenses	77,243	65,573	116,509	67,242	74,551	56,601	61,091

Income (loss) from operations	(44,209)	(4,466)	15,015	(22,261)	(32,240)	(4,645)	(7,574)

Other expenses
Interest expense	3,072	250	-	918	1,020	1,813	-
Loss on sale of property	-	-	-	-	-	-	-
Total other expense	3,072	250	-	918	1,020	1,813	-

Net income (loss)	$(47,282)	$(4,716)	$15,015	$(23,179)	$(33,259)	$(6,459)	$(7,574)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Rental income	$47,544	$37,903	$37,329	$58,140	$-	$599,345

Operating expenses
Depreciation	21,300	21,768	21,378	18,943	6,845	277,143
Insurance	6,924	7,429	2,501	4,639	976	51,407
Management fees	-	-	-	-	-	12,251
Management fees, related party	11,466	9,276	9,332	14,535	-	132,549
Repairs & maintenance	6,080	6,723	9,511	10,090	32,324	112,256
Property taxes	6,323	6,926	1,903	8,885	200	62,085
Other operating expenses	11,743	13,188	16,218	13,110	3,591	175,246
Total operating expenses	63,837	65,310	60,843	70,201	43,936	822,937

Income (loss) from operations	(16,293)	(27,406)	(23,515)	(12,061)	(43,936)	(223,592)

Other expenses
Interest expense	910	2,042	-	729	21,009	31,764
Loss on sale of property	-	-	-	-	2,898	2,898
Total other expense	910	2,042	-	729	23,907	34,662

Net income (loss)	$(17,203)	$(29,449)	$(23,515)	$(12,790)	$(67,843)	$(258,254)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa

Rental income	$33,610	$54,284	$47,407	$37,283	$46,941	$43,911	$52,540

Operating expenses
Depreciation	31,601	22,134	44,137	18,862	30,097	14,349	25,114
Insurance	2,001	2,328	2,264	6,670	1,803	5,787	1,453
Management fees	6,180	-	-	6,949	-	-	7,545
Management fees, related party	1,680	13,571	11,229	1,864	11,655	10,783	2,627
Repairs & maintenance	8,133	7,861	4,742	10,015	9,722	9,195	5,379
Property taxes	2,052	1,548	2,000	5,277	5,278	5,745	1,323
Other operating expenses	10,336	7,841	6,034	6,974	8,997	9,216	6,734
Total operating expenses	61,984	55,283	70,406	56,610	67,552	55,075	50,175

Income (loss) from operations	(28,374)	(999)	(22,999)	(19,328)	(20,611)	(11,164)	2,366

Other expenses
Interest expense	3,068	191	-	-	255	698	-
Total other expense	3,068	191	-	-	255	698	-

Net income (loss)	$(31,442)	$(1,190)	$(22,999)	$(19,328)	$(20,866)	$(11,861)	$2,366

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Rental income	$42,385	$37,979	$39,766	$54,067	$-	$490,172

Operating expenses
Depreciation	21,300	21,768	21,379	18,943	6,845	276,527
Insurance	6,539	5,975	2,146	3,903	1,057	41,926
Management fees	-	-	-	-	-	20,673
Management fees, related party	10,406	9,275	9,941	13,507	-	96,539
Repairs & maintenance	6,280	7,164	22,948	12,405	11,524	115,368
Property taxes	5,680	5,561	922	7,630	1,823	44,840
Other operating expenses	7,305	7,963	11,411	9,041	10,281	102,133
Total operating expenses	57,511	57,706	68,747	65,429	31,529	698,006

Income (loss) from operations	(15,126)	(19,727)	(28,981)	(11,361)	(31,529)	(207,834)

Other expenses
Interest expense	240	653	-	-	31,837	36,941
Total other expense	240	653	-	-	31,837	36,941

Net income (loss)	$(15,366)	$(20,380)	$(28,981)	$(11,361)	$(63,366)	$(244,775)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa

Balance at January 1, 2026	$787,845	$763,518	$785,642	$724,178	$1,002,023	$719,757	$892,618
Distributions	(2,749)	(6,415)	(76,501)	-	-	(3,276)	(23,971)
Deemed contributions by manager	-	-	-	-	-	-	-
Net income (loss)	(47,282)	(4,716)	15,015	(23,179)	(33,259)	(6,459)	(7,574)
Balance at June 30, 2026	$737,814	$752,387	$724,157	$700,999	$968,764	$710,022	$861,073

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Balance at January 1, 2026	$798,844	$751,122	$1,125,850	$694,505	$(274,403)	8,771,499
Distributions	(1,123)	(1,100)	(12,098)	(1,006)	-	(128,238)
Deemed contributions by manager	-	-	-	-	58,930	58,930
Net income (loss)	(17,203)	(29,449)	(23,515)	(12,790)	(67,843)	(258,254)
Balance at June 30, 2026	$780,518	$720,574	$1,090,237	$680,708	$(283,316)	$8,443,937

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa

Balance at January 1, 2025	$856,175	$810,022	$928,862	$791,561	$1,057,262	$764,007	$953,008
Issuance of membership units, net of offering costs	-	-	168,845	-	-	-	-
Distributions	(5,497)	(18,069)	(27,269)	(9,613)	(7,106)	(5,460)	(22,173)
Other changes in members’ equity	-	-	(209,359)	-	-	-	-
Net income (loss)	(31,442)	(1,190)	(22,999)	(19,328)	(20,866)	(11,861)	2,366
Balance at June 30, 2025	$819,237	$790,763	$838,079	$762,620	$1,029,290	$746,685	$933,200

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Balance at January 1, 2025	$857,505	$816,566	$1,216,759	$752,480	$(138,276)	9,665,933
Issuance of membership units, net of offering costs	-	-	-	-	-	168,845
Distributions	(6,724)	(5,498)	(26,900)	(5,032)	-	(139,341)
Other changes in members’ equity	-	-	-	-	-	(209,359)
Net income (loss)	(15,366)	(20,380)	(28,981)	(11,361)	(63,366)	(244,775)
Balance at June 30, 2025	$835,416	$790,688	$1,160,878	$736,087	$(201,641)	$9,241,302

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa

Cash flows from operating activities
Net income (loss)	$(47,282)	$(4,716)	15,015	$(23,179)	$(33,259)	$(6,459)	$(7,574)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	31,601	22,134	44,218	19,397	30,097	14,349	25,114
Loss on sale of property	-	-	-	-	-	-	-
Expenses paid directly from sale proceeds	-	-	-	-	-	-	-
Due to related parties converted to capital contribution	-	-	-	-	-	-	-
(Increase) decrease in assets
Prepaid expenses	177	(2,078)	(559)	(8,457)	(1,883)	(9,495)	(2,301)
Due from (to) third-party property managers	12,057	-	-	475	-	-	7,358
Increase (decrease) in liabilities
Accrued expenses	1,784	(2,038)	(2,165)	5,457	6,459	3,788	(1,275)
Due to (from) related parties, property manager	(1,445)	(5,158)	(13,792)	(8,071)	(11,803)	(14,670)	-
Due to (from) related parties	2,212	5,703	15,357	20,985	10,881	15,307	5,626
Net cash provided by (used in) operating activities	(896)	13,847	58,074	6,607	491	2,820	26,948

Cash flows from financing activities
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-
Proceeds from issuance of operational notes, related party	8,100	(1,000)	-	(2,000)	(1,000)	6,500	-
Distributions	(2,749)	(6,415)	(76,501)	-	-	(3,276)	(23,971)
Net cash provided by (used in) financing activities	5,351	(7,415)	(76,501)	(2,000)	(1,000)	3,224	(23,971)

Net change in cash	4,456	6,432	(18,427)	4,607	(509)	6,044	2,977
Cash at beginning of the period	3,236	4,921	121,072	5,009	5,272	2,913	24,199
Cash at end of the period	$7,691	11,353	102,645	$9,616	$4,764	$8,958	$27,176

Cash paid for income taxes	$162	$2,447	-	$5,928	$4,683	$2,447	$50
Cash paid for interest expenses	$3,072	$250	-	$918	$1,020	$1,813	$-

Supplemental disclosure of non-cash activities
Due to related parties converted to capital contribution	$-	$-	$-	$-	$-	$-	$-
Proceeds from sale of property included in other receivables	$-	$-	$-	$-	$-	$-	$-
Expenses paid directly from sale proceeds	$-	$-	$-	$-	$-	$-	$-
Earnest money deposit received by related party on behalf of the Company	$-	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Cash flows from operating activities
Net income (loss)	$(17,203)	$(29,449)	$(23,515)	$(12,790)	$(67,843)	$(258,254)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	21,300	21,768	21,378	18,943	6,845	277,143
Loss on sale of property	-	-	-	-	2,898	2,898
Expenses paid directly from sale proceeds	-	-	-	-	30,883	30,883
Due to related parties converted to capital contribution	-	-	-	-	58,930	58,930
(Increase) decrease in assets
Prepaid expenses	(8,426)	(8,323)	(2,261)	(5,992)	-	(49,598)
Due from (to) third-party property managers	-	-	-	-	-	19,890
Increase (decrease) in liabilities
Accrued expenses	6,292	6,391	(1,180)	(4,898)	16,871	35,486
Due to (from) related parties, property manager	(13,643)	(9,042)	1,585	(19,774)	-	(95,813)
Due to (from) related parties	14,679	21,331	9,167	13,187	(48,583)	85,853
Net cash provided by (used in) operating activities	2,999	2,678	5,174	(11,324)	-	107,418

Cash flows from financing activities
Net proceeds from the issuance of membership units	-	-	-	-	-	-
Proceeds from issuance of operational notes, related party	-	(2,000)	-	8,600	-	17,200
Distributions	(1,123)	(1,100)	(12,098)	(1,006)	-	(128,238)
Net cash provided by (used in) financing activities	(1,123)	(3,100)	(12,098)	7,594	-	(111,038)

Net change in cash	1,875	(422)	(6,924)	(3,731)	-	(3,620)
Cash at beginning of the period	5,811	5,506	83,218	5,941	-	267,097
Cash at end of the period	$7,686	5,084	$76,295	$2,210	$-	$263,477

Cash paid for income taxes	$2,262	$2,984	$765	$3,923	$-	$25,651
Cash paid for interest expenses	$910	$2,042	$-	$729	$-	$10,755

Supplemental disclosure of non-cash activities
Due to related parties converted to capital contribution	$-	$-	$-	$-	$58,930	$58,930
Proceeds from sale of property included in other receivables	$-	$-	$-	$-	$579,374	$579,374
Expenses paid directly from sale proceeds	$-	$-	$-	$-	$30,883	$30,883
Earnest money deposit received by related party on behalf of the Company	$-	$-	$-	$-	$1,000	$1,000

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa

Cash flows from operating activities
Net loss	$(31,442)	$(1,190)	(22,999)	$(19,328)	$(20,866)	$(11,861)	$2,366
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	31,601	22,134	44,137	18,862	30,097	14,349	25,114
Loss on sale of property	-	-	-	-	-	-	-
(Increase) decrease in assets
Prepaid expenses	(786)	875	577	4,055	1,013	4,081	969
Other receivables	-	-	37,527	-	-	-	-
Due from (to) third-party property managers	2,547	-	-	(12,290)	-	-	484
Increase (decrease) in liabilities
Accrued expenses	(1,538)	(3,662)	(6,494)	4,023	1,964	4,492	(4,369)
Due to (from) related parties, property manager	-	(2,309)	(2,234)	-	16,079	15,373	-
Due to (from) related parties	2,511	(25,634)	109,823	4,090	(28,162)	(19,523)	5,039
Net cash provided by (used in) operating activities	2,894	(9,786)	160,335	(588)	125	6,910	29,602

Cash flows from investing activities
Purchase of property improvements	-	-	(4,897)	-	-	-	-
Proceeds from sale of property	-	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	(4,897)	-	-	-	-

Cash flows from financing activities
Other changes in members’ equity	-	-	(209,359)	-	-	-	-
Net proceeds from the issuance of membership units	-	-	168,845	-	-	-	-
Proceeds from issuance of operational notes, related party	-	7,000	-	-	8,000	-	-
Distributions	(5,497)	(18,069)	(27,269)	(9,613)	(7,106)	(5,460)	(22,173)
Net cash provided by (used in) financing activities	(5,497)	(11,069)	(67,783)	(9,613)	894	(5,460)	(22,173)
Net change in cash	(2,603)	(20,855)	87,655	(10,202)	1,019	1,450	7,429
Cash at beginning of the period	2,772	28,561	43,050	20,638	3,858	4,704	27,332
Cash at end of the period	$168	7,706	130,705	$10,437	$4,877	$6,155	$34,761

Cash paid for income taxes	$50	$156	715	$-	$1,311	$1,494	$50
Cash paid for interest expenses	$3,068	$191	-	$-	$255	$698	$-

Supplemental disclosure of non-cash investing and financing activities:
Other changes in members’ capital	$-	$-	$(209,359)	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Cash flows from operating activities
Net loss	$(15,366)	$(20,380)	$(28,981)	$(11,361)	$(63,366)	$(244,775)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	21,300	21,768	21,379	18,943	6,845	276,527
Loss on sale of property	-	-	-	-	-	-
(Increase) decrease in assets
Prepaid expenses	4,372	4,322	944	2,666	704	23,792
Other receivables	-	-	-	-	-	37,527
Due from (to) third-party property managers	-	-	-	(0)	-	(9,259)
Increase (decrease) in liabilities
Accrued expenses	4,027	3,856	(5,436)	(7,084)	32,052	21,831
Due to (from) related parties, property manager	(55)	17,002	1,320	(6,082)	8,445	47,540
Due to (from) related parties	(2,052)	(18,996)	3,159	5,998	35,548	71,801
Net cash provided by (used in) operating activities	12,226	7,572	(7,615)	3,080	20,228	224,983

Cash flows from investing activities
Purchase of property improvements	-	-	-	-	(55,086)	(59,984)
Proceeds from sale of property	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	(55,086)	(59,984)

Cash flows from financing activities
Other changes in members’ equity	-	-	-	-	-	(209,359)
Net proceeds from the issuance of membership units	-	-	-	-	-	168,845
Proceeds from issuance of operational notes, related party	-	-	-	-	-	15,000
Distributions	(6,724)	(5,498)	(26,900)	(5,032)	-	(139,341)
Net cash provided by (used in) financing activities	(6,724)	(5,498)	(26,900)	(5,032)	-	(164,855)
Net change in cash	5,502	2,074	(34,515)	(1,952)	(34,858)	144
Cash at beginning of the period	1,037	1,290	141,104	7,058	34,858	316,263
Cash at end of the period	$6,539	3,365	$106,589	$5,106	$-	$316,407

Cash paid for income taxes	$1,482	$1,535	$-	$2,331	$702	$9,827
Cash paid for interest expenses	$240	$653	$-	$-	$31,837	$36,941

Supplemental disclosure of non-cash investing and financing activities:
Other changes in members’ capital	$-	$-	$-	$-	$-	$(209,359)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR 2, LLC (the “Company”) is a Delaware series limited liability company formed on January 12, 2023, under the laws of Delaware. Arrived STR 2, LLC was formed to permit public investment in individual single-family short-term rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests that Arrived Fund Manager, LLC (the “manager”) establishes. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

The following list represents each series of Arrived STR 2, LLC and the wholly-owned limited liability company, which was used to acquire the single-family short-term rental property for each series, along with the date the series was formed and the date the series LLC acquired the single-family short-term rental property as of June 30, 2026.

SERIES OFFERING TABLE

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Alta a series of Arrived STR 2, LLC (Alta)	Arrived NM Alta, LLC	4/4/2023	5/4/2023
Arrived Series Beatbox a series of Arrived STR 2, LLC (Beatbox)	Arrived AZ BeatBox, LLC	9/12/2023	10/4/2023
Arrived Series Byers a series of Arrived STR 2, LLC (Byers)	Arrived GA Byers, LLC	10/19/2022	11/10/2022
Arrived Series Coquina a series of Arrived STR 2, LLC (Coquina)	Arrived FL Coquina, LLC	4/28/2023	5/17/2023
Arrived Series Knoll a series of Arrived STR 2, LLC (Knoll)	Arrived NC Knoll, LLC	5/1/2023	5/18/2023
Arrived Series Pinkshell a series of Arrived STR 2, LLC (Pinkshell)	Arrived FL Pinkshell, LLC	2/16/2023	3/31/2023
Arrived Series Preciosa a series of Arrived STR 2, LLC (Preciosa)	Arrived AZ Preciosa, LLC	4/18/2023	5/11/2023
Arrived Series Sandbar a series of Arrived STR 2, LLC (Sandbar)	Arrived FL Sandbar, LLC	4/24/2023	5/30/2023
Arrived Series Seafoam a series of Arrived STR 2, LLC (Seafoam)	Arrived FL Seafoam, LLC	4/24/2023	5/30/2023
Arrived Series Solano a series of Arrived STR 2, LLC (Solano)	Arrived AZ Solano, LLC	5/7/2024	5/15/2024
Arrived Series Tiara a series of Arrived STR 2, LLC (Tiara)	Arrived SC Tiara, LLC	4/24/2023	5/10/2023
Arrived Series Vita a series of Arrived STR 2, LLC (Vita)	Arrived NC Vita, LLC	4/17/2023	5/3/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year. The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for public entities.

The accompanying unaudited consolidated and consolidating financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim financial statements do not include all of the information and footnotes required by GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2025, included in the Company’s Annual Report on Form 1-K. The December 31, 2025 balance sheet presented herein has been derived from those audited financial statements.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR 2, LLC and its series. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below. Per the operating agreement, the manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing, and compliance costs, as applicable, related to a specific offering. Upon completion of an offering, each series may also be required to pay the manager sourcing fees as defined in the offering documents. The manager is responsible for sourcing and analyzing the series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses, approximate fair value due to the short-term nature of these instruments. The estimated fair values of bridge financing, related party, and operational notes, related party, approximate their carrying amounts due to their short contractual maturities and stated interest rates that range from 6.5% to 7.5%, which approximate rates currently available to the Company for borrowings with similar terms and credit risk.

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Old Town Rentals LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds nine percent (9%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series.

Boutiq, Inc.

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will be reduced to eighteen percent (18%) beginning immediately following the first accounting period that Boutiq, Inc. manages properties for any entity managed by the manager or its affiliates with a combined purchase price equal to or greater than $10 million.

Arrived Property Manager, LLC

As compensation for the property management services provided by the affiliated property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents as remitted to the series on a monthly basis. The series managed by Arrived Property Manager, LLC are listed in Note 9.

The property manager for each series is specified in the latest Offering Circular under “The Series Properties Being Offered.”

Furniture, Fixtures and Equipment

In addition to the management fee, each series shall pay the property manager a one-time fee equal to twenty percent (20%) of out-of-pocket costs for furniture, fixtures and equipment (“FF&E Fee”). Each series shall pay the property manager the FF&E Fee upon the purchase of such furniture, fixtures and equipment.

Property Disposition Fee

Upon the disposition and sale of the series’ property, the manager will charge each series a market-rate property disposition fee that will cover property sale expenses such as brokerage commissions, title, escrow, and closing costs. It is expected that the disposition fee charged to each series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to each series, the manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses include accrued property taxes, interest payable on the series’ bridge financing, related party, and interest payable on the series’ operational notes payable, related party.

Due From (To) Third-Party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at period-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and series determined it was not necessary to record an allowance for credit losses as of June 30, 2026 and December 31, 2025.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income (loss).

Impairment of Long-Lived Assets

The Company and series continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, each series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, each series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Long-lived assets are classified as held for sale when management commits to a plan to sell, the asset is available for immediate sale, and the sale is probable within one year. Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases upon classification. As of December 31, 2025, the property owned by Arrived Series Vita was classified as held for sale, and the series recognized an impairment loss of $25,339 for the year ended December 31, 2025 to reduce the carrying amount to fair value less costs to sell. The property was sold on June 29, 2026, and the resulting loss on sale of $2,898 is based on the adjusted carrying amount.

The Company and series did not record any impairment losses on long-lived assets for the six months ended June 30, 2026 and 2025.

Operating Expenses

Each series is responsible for the costs and expenses attributable to the activities of such series. The manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a series property and cannot be covered by any operating expense reserves on the balance sheet of the series, the manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the series with a credit to contributed capital, (b) loan the amount of the operating expenses to the series, on which the manager and its affiliates may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the series’ property, and/or (c) cause additional interests to be issued in the series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The series operate short-term rental properties and recognize revenue as lodging services are provided to guests. These short-term rental arrangements are accounted for under FASB ASC 606, as the arrangements are considered lodging services rather than leases. Under ASC 842-10-15-5(e), leases of property to customers for lodging purposes are excluded from the scope of lease accounting. Revenue is generally recognized over the guest’s stay as the related lodging services are provided.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company follows FASB ASC 740 when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The series have elected and qualify to be taxed as a C corporation. Each series is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes. C corporations pay income tax at both the federal and state level. At the federal level, the tax rate is 21%. At the state level, income taxes will be based on the tax table for that state. C corporations cannot allocate tax losses directly to shareholders, but under current law, federal losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income.

Recently Issued and Recently Adopted Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregated disclosure of specific expense categories. The standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has had limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semiannual Report is dependent upon its ability to continue to generate cash flow from its rental properties and/or obtain financing from the manager. However, there are no assurances that the Company can continue to generate cash flow from its rental properties or that the manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following as of June 30, 2026 and December 31, 2025.

June 30, 2026

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Alta	$599,426	$199,809	$207,022	$1,006,256	(162,002)	$844,254
Beatbox	555,982	185,327	120,251	861,560	(108,164)	753,395
Byers	302,348	100,783	387,212	790,342	(167,289)	623,053
Coquina	562,219	187,406	91,746	841,371	(112,446)	728,926
Knoll	764,315	254,772	162,000	1,181,086	(172,480)	1,008,606
Pinkshell	623,172	207,724	30,184	861,080	(86,607)	774,473
Preciosa	656,558	218,853	131,761	1,007,171	(150,305)	856,866
Sandbar	630,914	210,305	98,292	939,511	(125,702)	813,808
Seafoam	615,680	205,227	105,741	926,647	(127,197)	799,450
Solano	773,310	257,500	73,183	1,103,993	(83,075)	1,020,919
Tiara	545,788	181,929	90,194	817,911	(111,603)	706,308
Vita	-	-	-	-	-	-

	$6,629,710	$2,209,633	$1,497,586	$10,336,929	$(1,406,869)	$8,930,059

December 31, 2025

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Alta	$599,426	$199,809	$207,022	$1,006,256	(130,401)	$875,855
BeatBox	555,982	185,327	120,251	861,560	(86,031)	775,529
Byers	302,348	100,783	387,212	790,342	(123,070)	667,272
Coquina	562,219	187,406	91,746	841,371	(93,049)	748,322
Knoll	764,315	254,772	162,000	1,181,086	(142,383)	1,038,703
Pinkshell	623,172	207,724	30,184	861,080	(72,258)	788,822
Preciosa	656,558	218,853	131,761	1,007,171	(125,192)	881,980
Sandbar	630,914	210,305	98,292	939,511	(104,402)	835,109
Seafoam	615,680	205,227	105,741	926,647	(105,429)	821,219
Solano	773,310	257,500	73,183	1,103,993	(61,696)	1,042,297
Tiara	545,788	181,929	90,194	817,911	(92,660)	725,251

	$6,629,710	$2,209,633	$1,497,586	$10,336,929	$(1,136,571)	$9,200,358

Depreciation expense was $277,143 and $276,527, respectively, for the six months ended June 30, 2026 and 2025.

NOTE 5: ASSETS HELD FOR SALE

As of December 31, 2025, the Vita series property was classified as held for sale and presented separately as assets held for sale on the consolidated and consolidating balance sheet. The Company recognized an impairment loss on assets held for sale of $25,339, and after recognition of the impairment loss the property had a carrying value of $621,000 as of December 31, 2025. The Company continued to record depreciation on the Vita series property through the date of sale, which reduced the carrying value of the property and the resulting loss on sale by $6,845, with no effect on net loss.

On June 29, 2026, the Vita series sold the property to a third party for a gross sales price of $640,000. After closing costs and prorations of $28,743, property repair costs of $30,883 paid directly from the sale proceeds at closing, and a $1,000 due diligence fee received from the buyer prior to closing, net proceeds due to the series at closing were $579,374. For the six months ended June 30, 2026, the Company recognized a loss on sale of property of $2,898. The net proceeds had not been received as of June 30, 2026 and are included in other receivables on the consolidated and consolidating balance sheet. The Company received the net proceeds on July 1, 2026 (see Note 11, Subsequent Events).

NOTE 6: BRIDGE FINANCING, RELATED PARTY

On December 16, 2024, the Vita series obtained bridge financing from Arrived Short Term Notes, LLC, a related party under common control, in the principal amount of $775,730. The proceeds from the loan were used to redeem all outstanding membership interests of Arrived Series Vita. The financing was secured by the property owned by Arrived NC Vita, LLC, bore interest at a rate of 7.5% per annum, and was payable monthly on an interest-only basis. All accrued interest was due on the earlier of the maturity date or the repayment date. The financing had a term of 18 months and could be prepaid without penalty. On December 17, 2025, the financing was repaid and reissued under a new note with Arrived Short Term Notes, LLC in the same principal amount of $775,730, bearing interest at a rate of 6.5% per annum and maturing on June 17, 2027. On July 1, 2026, the financing was repaid in full following the sale of the Vita series property.

As of June 30, 2026 and December 31, 2025, the outstanding principal balance of the bridge financing was $775,730. Interest expense related to this financing for the six months ended June 30, 2026 and 2025 was $21,009 and $31,837, respectively.

NOTE 7: OPERATIONAL NOTES PAYABLE, RELATED PARTY

As of June 30, 2026 and December 31, 2025, several series obtained operational notes from a related party, Arrived Short Term Notes, LLC, in an aggregate amount of $338,600 and $321,400, respectively. These notes have a term of 18 months and bear interest at a rate of 6.5% to 7.5% per annum. The operational notes do not have any prepayment penalties. The proceeds were used for property improvements and other operating needs. Interest expense associated with these notes for the six months ended June 30, 2026 and 2025 was $10,755 and $5,103, respectively.

Total interest expense for the six months ended June 30, 2026 and 2025 of $31,764 and $36,941, respectively, as presented on the consolidated and consolidating statement of comprehensive income (loss), consists of interest on the operational notes described above and interest on the bridge financing described in Note 6.

NOTE 8: MEMBERS’ EQUITY (DEFICIT)

Each series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Company. The manager will be responsible for directing the management of the series’ business and affairs, managing the day-to-day affairs, and implementing the series’ investment strategy.

The manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the series.

The manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The series expects the manager to make distributions on a monthly basis. However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2026, none of the series closed on public offerings of membership interests. During the six months ended June 30, 2025, Arrived Series Byers completed a second closing of its public offering, issuing 17,055 membership units, raising net proceeds of $168,845, after offering expenses of $1,706.

Distributions

During the six months ended June 30, 2026 and 2025, distributions to investors were made by 9 and 11 series, totaling $128,238 and $139,341, respectively, which were recorded as a reduction to members’ capital. The following table reflects total distributions by series during the six months ended June 30, 2026 and 2025.

Series	June 30, 2026 Distributions	June 30, 2025 Distributions
Alta	$2,749	$5,497
Beatbox	6,415	18,069
Byers	76,501	27,269
Coquina	-	9,613
Knoll	-	7,106
Pinkshell	3,276	5,460
Preciosa	23,971	22,173
Sandbar	1,123	6,724
Seafoam	1,100	5,498
Solano	12,098	26,900
Tiara	1,006	5,032
Vita	-	-

	$128,238	$139,341

NOTE 9: RELATED PARTY TRANSACTIONS

The series’ manager, Arrived Fund Manager, LLC, is a managing member with common management of the series.

Due from (to) Related Party

Each series enters into various transactions with the manager and its affiliates in the normal course of operating and financing activities. As of June 30, 2026 and December 31, 2025, certain series had aggregate payables to related parties of $198,972 and $114,119, respectively, while other series had aggregate receivables from related parties of $0 and $13,785, respectively. These balances are non-interest-bearing, do not have defined repayment terms, and are used to support the ongoing operations of the series.

Due from (to) Related Party Property Manager

As of June 30, 2026 and December 31, 2025, certain series had aggregate receivables of $109,598 and $0, respectively, from Arrived Property Manager, LLC.

Deemed Contributions

During the six months ended June 30, 2026 and 2025, certain series received deemed contributions from the manager amounting to $58,930 and $0, respectively, in exchange for forgiveness of amounts previously due to the manager.

Other Changes in Members’ Equity

Effective July 1, 2024, Arrived Holdings, Inc., transferred the Arrived GA Byers, LLC property to Arrived Series Byers, a series of Arrived STR 2, LLC (the “Arrived Series Byers”). At the transfer date, Arrived Series Byers had net liabilities of $209,359 due to Arrived Holdings, Inc., representing the net funding that Arrived Holdings, Inc. had provided Arrived Series Byers from inception through June 30, 2024. Because Arrived Series Byers benefitted from this funding, Arrived Holdings, Inc. determined that Arrived Series Byers was not required to repay the $209,359 liability. Arrived Series Byers therefore eliminated the intercompany liability and recorded the $209,359 as a deemed distribution to members’ equity.

Management Compensation

During the six months ended June 30, 2026 and 2025, total management fees charged by the manager, including asset management fees and property management fees, were $132,549 and $96,539, respectively. The following table reflects details of the total fees paid by series to the manager during the six months ended June 30, 2026 and 2025:

June 30, 2026

Series	Asset management fee	Property management fee, related party	Total
Alta	$1,652	$1,226	$2,877
Beatbox	3,055	12,221	15,277
Byers	6,576	26,371	32,947
Coquina	2,249	8,656	10,905
Knoll	2,116	8,402	10,518
Pinkshell	2,608	10,131	12,739
Preciosa	2,676	-	2,676
Sandbar	2,377	9,089	11,466
Seafoam	1,895	7,381	9,276
Solano	1,866	7,466	9,332
Tiara	2,907	11,628	14,535
Vita	-	-	-

	$29,977	$102,571	$132,549

June 30, 2025

Series	Asset management fee	Property management fee, related party	Total
Alta	$1,680	$-	$1,680
Beatbox	2,714	10,857	13,571
Byers	1,748	9,481	11,229
Coquina	1,864	-	1,864
Knoll	2,347	9,308	11,655
Pinkshell	2,241	8,542	10,783
Preciosa	2,627	-	2,627
Sandbar	2,129	8,277	10,406
Seafoam	1,899	7,376	9,275
Solano	1,988	7,953	9,941
Tiara	2,693	10,813	13,507
Vita	-	-	-

	$23,931	$72,608	$96,539

NOTE 10: INCOME TAXES

The Company is organized as a limited liability company for legal purposes but has elected to be treated as a C corporation for U.S. federal income tax purposes. As a result, the Company is subject to U.S. federal, state, and local income taxes.

For the six months ended June 30, 2026 and 2025, no provision for federal and state income taxes has been recorded. For series that generated net income, prior year net operating loss carryforwards were utilized to reduce projected annual taxable income to zero. For series with net losses, no income tax benefit has been recognized, as the Company has established a full valuation allowance against its net operating loss carryforwards.

In accordance with ASC 740, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of June 30, 2026 and December 31, 2025, the Company did not have any material temporary differences other than net operating losses, which were fully reserved. Accordingly, no net deferred tax assets or liabilities were recorded.

The Company may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed based on the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. For the six months ended June 30, 2026 and 2025, such state and local tax obligations, if any, were not material to the consolidated and consolidating financial statements.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statements of comprehensive income (loss). As of June 30, 2026, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2026. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2026 and December 31, 2025.

The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2024 and 2025 tax years remain open and subject to examination by the relevant taxing authorities.

NOTE 11: SUBSEQUENT EVENTS

On July 1, 2026, the Vita series received the net proceeds of $579,374 from the sale of the Arrived Series Vita property, which had been deposited into an account of the manager on June 30, 2026. On the same date, the series received a capital contribution from the manager of $196,356 and used the combined $775,730 to repay the outstanding principal of the bridge financing from Arrived Short Term Notes, LLC. On July 2, 2026, the series received an additional capital contribution from the manager of $86,483 and used it to repay all accrued interest on the bridge financing. Following these transactions, the bridge financing was fully repaid.

ITEM 4. EXHIBITS

PART III – EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR 2, LLC
2.2*	Limited Liability Company Agreement of Arrived STR 2, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR 2, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR 2, LLC
6.1*	Broker Dealer Agreement, dated July 26, 2024, between Arrived STR 2, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated February 21, 2023, between Arrived STR 2, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement, dated [*], 202[*], between Boutiq, Inc. and Arrived Series [*], a series of Arrived STR 2, LLC
6.5*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.6*	Form of Property Management Agreement, dated [*], 202[*], between Arrived Property Manager, LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.7*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series BeatBox property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Beatbox dated September 12, 2023 for Arrived Series BeatBox property
6.7.2*	Addendum to Purchase and Sale Agreement dated September 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series BeatBox Property
6.8*	Purchase and Sale Agreement dated April 25, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Solano property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Solano dated May 7, 2024 for Arrived Series Solano property
6.9*	Purchase and Sale Agreement dated October 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Byers property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Byers dated November 2, 2022 for Arrived Series Byers property

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR 2, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer
	Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2026
Ryan Frazier	(principal executive officer) Chief Executive Officer and Director of Arrived STR 2, LLC

/s/ Sue Korn	Principal Financial and Accounting Officer of Arrived Holdings, Inc.	September 28, 2026
Sue Korn	Principal Financial and Accounting Officer of Arrived STR 2, LLC

/s/ Kenneth Cason	Chief Technology Officer of Arrived Holdings, Inc.	September 28, 2026
Kenneth Cason	Chief Technology Officer and Director of Arrived STR 2, LLC

Arrived Fund Manager, LLC	Managing Member	September 28, 2026

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer